02021918

UNITED STATES
[SE]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17602

RECEIVED MAY 31 2002 165 SEC MAIL PROCESSING SECTION WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2001 (MM/DD/YY) AND ENDING 03/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lebenthal & Co., Inc. ~~and Subsidiaries~~

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, 12 Floor

(No. and Street)

New York (City) NY (State) 10271 (Zip Code)

PAULA A. TOBIN Notary Public, State of New York No. 01TO5058418 Qualified in Suffolk County Commission Expires April 8, ___

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexandra Lebenthal (212) 482-4999

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED JUN 19 2002 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

5/2 OK-VF 6-17-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Alexandra Lebenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lebenthal & Co., Inc. & Subsidiaries, as of March 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Alexandra Lebenthal
Signature

Chairman
Title

Notary Public

PAULA A. TOBIN
Notary Public, State of New York
No. 01TO5058415
Qualified in Suffolk County
Commission Expires April 8, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

May 29, 2002

To the Board of Directors of
Lebenthal & Co., Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Lebenthal & Co., Inc. (the "Company") and its subsidiaries for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and (3) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company: (1) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; or (2) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association for Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Lebenthal & Co., Inc. and Subsidiaries

Consolidated Statement of Financial Condition
March 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors of
Lebenthal & Co., Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lebenthal & Co., Inc. (the "Company") and its subsidiaries at March 31, 2002 in conformity with accounting principles generally accepted in the United States. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 29, 2002

Lebenthal & Co., Inc. and Subsidiaries
Consolidated Statement of Financial Condition
March 31, 2001

Assets	
Cash	$ 513,106
Securities owned	7,840,428
Receivable from clearing broker and fees due from dealers	1,899,759
Deposit with clearing broker	100,000
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $2,726,561)	1,179,611
Prepaid expenses and other assets	2,882,620
Total assets	$ 14,415,524
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliate	$ 135,000
Securities sold, but not yet purchased, at market value	467,789
Accrued expenses and other liabilities	3,202,420
Total liabilities	3,805,209
Stockholder's equity	
Common stock, $.01 par value; 25,000 shares authorized, 25,000 shares issued and outstanding (Note 7)	250
Additional paid-in capital	2,300,090
Retained earnings	8,309,975
Total stockholder's equity	10,610,315
Total liabilities and stockholder's equity	$ 14,415,524

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. **Organization**

Lebenthal & Co., Inc. (the "Company") is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

The Company clears transactions through another broker-dealer on a fully disclosed basis. Accordingly, the Company is exempt from the provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3.

On November 30, 2001, the Company became a wholly owned subsidiary of The Advest Group Inc. ("Advest"), itself a wholly owned subsidiary of The MONY Group. Advest, through its broker-dealer subsidiary Advest, Inc., provides securities brokerage, trading, investment banking and asset management services. Information regarding the merger is included in Note 7 to this consolidated financial statement. The purchase accounting effects of the merger have not been pushed down to the accompanying consolidated financial statement.

Lebenthal Asset Management, Inc. ("LAM") is a wholly owned subsidiary of the Company. LAM is a registered investment advisor under the Investment Advisors Act of 1940, and provides investment advisory and management services to individual and institutional clients.

Lebenthal Insurance Agency, Inc. ("LIA") is a wholly owned subsidiary of the Company. LIA is a licensed insurance agency under section 2103(a) of the New York State Insurance Law, and provides insurance services to individual clients regarding life, variable annuity and accident and health insurance.

2. **Summary of Significant Accounting Policies**

Basis of consolidation
The accompanying consolidated statement of financial condition includes the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates
The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities owned and securities sold, but not yet purchased
Securities owned and securities sold, but not yet purchased, included accrued interest and are carried at market value. Securities transactions are recorded on trade date basis.

Fair value of assets and liabilities
Substantially all of the Company and subsidiaries' assets and liabilities are carried at fair value or amounts approximating fair value. Assets, including cash, deposit with clearing broker, and certain short-term receivables are carried at fair value or contract amounts which approximate fair value. Similarly, liabilities including amounts payable to clearing broker and certain short-term payables, are carried at fair value or contract amounts which approximate fair value.

Furniture and equipment
Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets.

Leasehold improvements
Leasehold improvements are stated at cost less accumulated amortization and are amortized on a straight line basis over the shorter of the term of the lease or the estimated useful lives of the improvements.

3. Securities Owned, and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased, include accrued interest and consist primarily of state and municipal obligations. At March 31, 2002, the Company's securities owned were composed of approximately $1,800,000 of various New York City municipal bonds, approximately $2,600,000 of various New York State municipal bonds, approximately $2,600,000 of various state's and city's municipal bonds, approximately $400,000 of various U.S. Government and Agency bonds, and approximately $400,000 of various other taxable and non-taxable securities.

4. Receivable from Clearing Broker

The Company has an agreement with another broker (the clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts. As part of the agreement, the clearing broker executes all orders and settles contracts and transactions in securities. The clearing broker engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company has agreed to pay the clearing broker for its services pursuant to a fee arrangement generally based on a flat rate per trade.

In addition to clearing services, the clearing broker provides financing for the Company's securities inventory, within specified limits, at 1.25% per annum above the federal funds rate. At March 31, 2002, the Company has an outstanding balance receivable from the clearing broker of $1,355,486.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to maintain a defined minimum net capital of the greater of $250,000 or 1/15 of aggregate indebtedness.

At March 31, 2002, the Company had net capital, as defined, of $5,536,361 which exceeded the required minimum net capital by $5,286,361. The ratio of aggregate indebtedness to net capital was 0.60:1.

Aggregate indebtedness at March 31, 2002 totaled $3,337,419.

6. Deferred Income Tax

Deferred income taxes payable of $77,000 is composed of deferred tax liabilities of approximately $385,000 and deferred tax assets of approximately $308,000 and has been presented as a net balance in the consolidated statement of financial condition as part of accrued

expenses and other liabilities. The deferred tax liabilities and assets principally arise from temporary differences between financial statement and taxable income relating to depreciation methods, deferred compensation, charitable contributions and the straight-lining of rent expense.

7. Stockholder's Equity

Prior to the merger, shares of the Company's common stock that were owned by the Company as treasury stock were cancelled. Effective with the merger, the Company's issued and outstanding shares of common stock held by each stockholder were cancelled, and the shares of the entity created to effect the merger were converted into and became the shares of the Company. Also, effective with the merger, additional paid-in-capital of $2,948,074. was contributed to the Company

8. Commitments and Contingencies

Lease commitments
The Company is obligated under a noncancellable operating lease for its office premises located in New York City. The lease is subject to escalation based upon increases in real estate taxes and certain landlord costs. The lease expires October 31, 2008.

Future minimum annual lease payments under the noncancellable lease are as follows:

Year Ending March 31,	Amount
2003	$ 781,865
2004	840,432
2005	922,425
2006	922,425
2007	922,425
Thereafter	1,460,506
	$ 5,850,078

The Company is involved in various underwritings of municipal issues that are purchased by a syndicate manager in joint accounts. The Company is contingently liable for its proportionate share of any claims which may be made against these accounts at any time, notwithstanding any distribution of profits which may have been made.

9. Employees' Profit-Sharing and 401(k) Plans

The Company sponsors a defined contribution employee retirement plan covering all full-time employees who have at least six months of service and have attained the age of twenty-one. Contributions to the profit-sharing plan are at the discretion of the Board of Directors. The 401(k) plan is funded by the members' voluntary contributions to their individual accounts, as well as matching contributions, determined annually by the Board of Directors.

Participants shall, at all times, be fully vested in the trust fund attributable to their 401(k) contributions. Vesting in their profit-sharing accounts is based on years of continuous service. A

participant is 100% vested in his profit-sharing and 401(k) matching accounts after five years of continuous service.

10. Off-Balance-Sheet Risks

Transactions with the clearing broker may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer margin accounts carried by the clearing broker.

The Company has incurred short inventory positions. The existence of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

11. Related-Party Transactions

Lebenthal, the Ad Agency, Inc. (the "Agency"), whose sole shareholder is a principal shareholder of the Company, contracts on behalf of the Company for advertising services. At March 31, 2002, the Company had a balance due to the Agency of approximately $186,000.